NYSE MKT LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

July 6, 2012

Pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder, NYSE MKT LLC (“NYSE MKT” or the “Exchange”), has determined to strike from listing and registration on the Exchange the following:

China North East Petroleum Holdings Limited

Common Stock, $0.001 Par Value

Commission File Number – 001-34378

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 120 of the NYSE MKT Company Guide (the “Company Guide”) which requires listed companies to subject related party transactions to appropriate review and oversight by the Company’s audit committee or a comparable body of the board of directors;

(b)

Section 127 of the Company Guide which grants the Exchange the discretion to delist a company when the issuer and/or an individual associated with the issuer has a history of regulatory misconduct;

(c)

Section 132(e) of the Company Guide which provides that the Exchange may request any additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security’s continued listing, including but not limited to, any material provided to or received from the Securities and Exchange Commission (the “SEC” or “Commission”) or other appropriate regulatory authority. A listed company may be delisted if it fails to provide such information within a reasonable period of time or if any communication (including communications made in connection with an initial listing application) to the Exchange contains a material misrepresentation or omits material information necessary to make the communication to the Exchange not misleading;

(d)

Sections 134 and 1101 of the Company Guide which requires listed issuers to comply with applicable SEC requirements with respect to the filing of reports and other documents through the SEC's Electronic Data Gathering Analysis and Retrieval ("EDGAR") system;

(e)

Section 803(B)(2)(a) of the Company Guide which states that each issuer must have, and certify that it has and will continue to have, an audit committee comprised of at least three members;

(f)

Section 1003(d) of the Company Guide which states that the securities of an issuer failing to comply with its listing or other agreements with the Exchange and/or SEC requirements in any material respect (e.g., failure to distribute annual reports when due, failure to report interim earnings, failure to observe Exchange policies regarding timely disclosure of important corporate developments, failure to solicit proxies, issuance of additional shares of a listed class without prior listing thereof, failure to obtain shareholder approval of corporate action where required by Exchange rules or policies, failure to provide requested information within a reasonable period of time or providing information that contains a material misrepresentation or omits material information necessary to make the communication to the Exchange not misleading, etc.) are subject to suspension from dealings and, unless prompt corrective action is taken, removal from listing; and

(g)

Section 1003(f)(iii) of the Company Guide which provides that the Exchange will normally consider suspending dealings in, or removing from the list, a security if the issuer or its management shall engage in operations which, in the opinion of the Exchange, are contrary to the public interest.

2.

The common stock of China North East Petroleum Holdings Limited (the “Company”) does not qualify for continued listing for the following reasons:

(a)

The Company is subject to delisting pursuant to Section 120 of the Company Guide in that the Company or its management has failed to adequately control related party transactions.  Specifically, Section 120 of the Company Guide requires listed companies to “subject related party transactions to appropriate review and oversight by the Company’s Audit Committee or a comparable body of the Board of Directors.”  In that regard, the Company failed to provide proof of board and audit committee approvals in connection with various related party transactions including transactions totaling approximately $39 million in 2009 that were previously identified by John Lees & Associates Limited (“JLA”).

Despite certain remedial actions announced by the Company after the revelations contained in the JLA report, the Company has repeatedly failed to have adequate board and committee control.

(b)

The activity described above also subjects the Company to delisting pursuant to Section 127 of the Company Guide, which grants the Exchange the discretion to delist a company when “the issuer and/or an individual associated with the issuer has a history of regulatory misconduct.”  Staff believes that, especially in light of its continuing nature, the regulatory misconduct described above raises public interest concerns warranting delisting under Section 127 of the Company Guide.

(c)

The Company is subject to delisting pursuant to Section 132(e) of the Company Guide in that it has failed to provide requested information to the Exchange within a reasonable time frame and/or has provided information to the Exchange that omitted material information.  Notwithstanding reasonable extensions of time, the Company has only responded to two of seventeen requests in Staff’s February 9, 2012 letter (the “February 9 Request”), has refused to provide any information with respect certain categories of requests in the February 9 Request, and has stated with respect to the remaining categories of information that it “is unable to specify exactly when” it would be able to respond.  The Company’s refusal to provide the requested information has impaired Staff’s ongoing assessment of the Company’s continued listing eligibility.  The Company has had more than a reasonable period of time to respond to the February 9 Request, and its failure to do so is an independent ground for delisting under Section 132(e).

(d)

Staff has determined that the Company is not in compliance with Sections 134 and 1101 of the Company Guide based on its failure to file its Form 10-K for the year ended December 31, 2011.  Due to the unavailability of reliable financial information and the uncertainty of when the Company will make its required filing, Staff has determined that continued listing of the Company would be inconsistent with applicable Exchange listing standards.

(e)

The Company is also subject to delisting pursuant to Section 1003(d) which authorizes Staff to initiate delisting proceedings when a listed Company fails “to comply with its listing or other agreements with the Exchange and/or SEC Requirements in any material respect.”  Specifically, the Company or its management has failed to accurately and adequately disclose certain related party transactions in its public filings including the business reasons for or the risks associated with corporate funds flowing through personal bank accounts of company executives to pay for expenses .. ~~;~~

The Company also failed to comply with Staff information requests as described above.  Therefore, Staff believes that the Company has failed to comply with its listing agreement and/or other agreements with the Exchange, as well as with relevant SEC requirements.

(f)

The Company is also subject to delisting pursuant to Section 1003(f)(iii) of the Company Guide in that the Company or its management has engaged in operations, which, in the opinion of the Exchange, are contrary to the public interest.  In this regard, Staff believes that the actions (including, but not limited to, inaction) of the Company and/or its management and/or its agents raise significant public interest concerns.  As outlined above, the JLA Report found transactions totaling approximately $39 million in 2009, without appropriate board approval, including transfers into and through the personal bank accounts of Mr. Hongjun Wang, the Company’s then chief executive officer, and Ms. Guizhi Ju, mother of Mr. Wang and a then director of the Company.  Further, even after the Company’s announcement of certain remedial actions taken in response to the JLA report, there appeared to have been a continued lack of internal controls, allowing activities that raise public interest concerns to occur.

These actions by the Company and/or its management and/or its agents cast material doubt on the integrity of the Company’s financial statements.  Further, the decision by the SEC to temporarily suspend trading in the Company’s securities in March 2012 casts additional doubt on whether the Company’s financial performance is accurately portrayed by its financial statements.  Thus, continued listing of the Company’s securities on the Exchange would not be in the public interest.

3.

In reviewing the eligibility of the Company’s common stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On December 5, 2011, the Exchange notified the Company that, as a result of the retirement of Mr. Edward Rule as a member of the audit committee, it was not in compliance with Section 803(B)(2)(a) in that it only had two out of the requisite three members on its audit committee.

(b)

The Company has not cooperated with Staff’s review of the Company’s ongoing suitability for continued listing.  To date, the Company has failed to provide Staff with the information and materials requested in a series of information requests issued pursuant to Section 132(e) of the Company Guide since February 9, 2012.

(c)

On April 4, 2012, the Exchange notified the Company that it is subject to delisting pursuant to Sections 132(e) and 1003(d) of the Company Guide, as the Company failed to comply with its listing agreement and/or other agreements with the Exchange by not providing the requested information to the Exchange within a reasonable time frame.  Furthermore, in light of the nature and severity of the Company’s continued listing deficiencies, Staff has determined in accordance with Section 1009(a)(ii) that it was necessary and appropriate for the protection of investors to truncate the continued listing evaluation and follow-up procedures and move to immediate delisting proceedings (the “Staff Determination”).  The Exchange’s letter dated April 4, 2012 also notified the Company of additional deficiencies with respect to Sections 120, 127, 134, 1003(f)(iii) and 1101 of the Company Guide.

(d)

Pursuant to Sections 1203 and 1009(d) of the Company Guide, the Company was given the right to request a hearing before a Listing Qualifications Panel (the “Panel”) within seven calendar days of the Staff Determination, or by April 11, 2012.

(e)

On April 10, 2012, the Company requested, pursuant to Sections 1203 and 1009(d) of the Company Guide, an oral hearing to appeal the Staff Determination.

(f)

On June 12, 2012, a hearing, at which the Company’s representatives were present, was conducted before the Panel.  By letter dated June 19, 2012, the Exchange notified the Company of the Panel’s decision to deny the Company’s appeal for continued listing of its Common Stock on NYSE MKT and to authorize delisting proceedings.  The letter also informed the Company of its right, in accordance with Section 1205 of the Company Guide, to request that the Exchange’s Committee on Securities review the Panel’s decision within fifteen days.

(g)

The Company did not appeal the Panel’s decision to the Committee on Securities within the requisite time period or at all and has not otherwise regained compliance with the continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s common stock from listing and/or registration by issuing a press release and posting notice on www.nyx.com.  Further, a copy of this application has been forwarded to Mr. Jingfu Li, Acting Chief Executive Officer of China North East Petroleum Holdings Limited.

Janice O’Neill

Senior Vice President

Corporate Compliance

NYSE MKT LLC